SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated March 1, 2012

Press Release dated March 6, 2012

Press Release dated March 15, 2012

Press Release dated March 15, 2012

Press Release dated March 15, 2012

Press Release dated March 15, 2012

Notice of Shareholders’ Meeting 2012

Report of the Board of Directors to the Shareholders’ Meeting

Press Release dated March 26, 2012

Press Release dated March 29, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: March 31, 2012

Eni and Gazprom reach agreement on gas supply contracts and discuss actions for the expedited construction of the South Stream gas pipeline

Moscow, March 1, 2012 - The Gazprom headquarters hosted today a working meeting between Alexey Miller, Chairman of the Company's Management Committee and Paolo Scaroni, Chief Executive Officer of Eni.

The parties discussed current issues and prospects for further cooperation in the energy sector. Particular attention was paid to the interaction of the companies on the terms of Russian natural gas supplies to Italy and the implementation of the South Stream project.

The agreement on the revision of the price of the gas supply contracts represents an important step in the forty-year long strategic partnership between Gazprom and Eni. Gazprom and Eni further consolidate their commercial relationship, contributing to the competiveness of Russian gas in the European market and helping to strengthen security of supply.

The parties also discussed the execution of the actions detailed plan for the commencement of construction of the gas pipeline by December 2012. It was noted that the project is being implemented in strict accordance with the approved schedule. The two sides also discussed the preparation of project documentation for the Final Investment Decision (FID) on the South Stream project offshore section to be adopted this November.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully drills an appraisal well in the Skrugard discovery, in the Norwegian Barents Sea

San Donato Milanese, March 6, 2012 - Eni has successfully drilled the appraisal well 7220/5-1 in the Skrugard discovery, which is located in the Barents Sea, 200 kilometers off the Norwegian coast.

The well was drilled at a water depth of 388 meters, it has reached a total depth of 1,740 meters and is located approximately 3 kilometers from the Skrugard-1 discovery. The well encountered a gas column of about 25 meters and an oil column of 48 meters in the Middle - Lower Jurassic reservoir, Stø & Nordmela Formations. The aim of the appraisal well was to prove the hydrocarbon extension in the middle section of the Skrugard structure, which was successfully drilled by the NFW well 7220/7-1 in 2011. Intensive data collection and sampling have been carried out in the well-bore and the results show a reservoir of excellent quality.

Estimates confirm that Skrugard holds at least 250 million barrels of recoverable oil and approximately 10 billion standard cubic meters of associated and free gas. Together with the Havis field, discovered at the beginning of this year 7 kilometers south-west Skrugard in the PL532 license, recoverable oil reserves are now over 500 million barrels. These will enable the license partners to carry out an efficient development plan and to rapidly put resources into production.

A new exploration campaign in the PL532 license is scheduled to start by the end of this year and will lead to the drilling of new wells aimed at confirming additional hydrocarbon volumes to be linked to the production Hub.

Eni holds a 30% interest in the Skrugard and Havis fields. The other partners are Statoil Petroleum AS, which is the operator with a 50% interest, and Petoro (20%).

During the year Eni plans to carry out further exploration activities in the Barents Sea, where the company will drill the Bønna prospect in the PL 529 license area and the Salina prospect in the PL

533 license area as the Operator. In autumn 2012, Eni will also start drilling 22 production wells for the Goliat project.

Eni is the only Company along with Statoil to be present in all three commercial oil discoveries in the Barents Sea. With Goliat, Skrugard and Havis in its portfolio, Eni now has a 30-year outlook for its activities in the Barents Sea developing a strong foothold in the early phase of a high potential oil province on the Norwegian continental shelf.

By applying proprietary technologies and cutting edge geoscience competencies, Eni has been successfully carrying out activities in the Barents Sea for 20 years, where, along with Statoil, it is a pioneer, in the oil exploration sector. Eni has been present in Norway since 1965, and currently produces approximately 135,000 barrels of oil equivalent per day.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: 2011 Consolidated Financial Statements and Draft
Financial Statements of the Parent Company

Convening of the Annual Shareholders’ Meeting

• Consolidated net profit for the year: euro 6.86 billion; net profit of the parent company: euro 4.21 billion
• Proposed dividend per share of euro 1.04

San Donato Milanese, March 15, 2012 - Today, the Board of Directors approved Eni’s consolidated financial statements and the draft financial statements of the parent company for the year ended December 31, 2011. As announced on February 15, 20121, with respect to Eni’s preliminary results, consolidated net profit amounted to euro 6,860 million and net profit of the parent company amounted to euro 4,213 million.

The Board of Directors intends to submit a proposal for the distribution of a cash dividend of euro 1.04 per share (euro 2.08 per ADR) at the Annual Shareholders’ Meeting. Included in this annual distribution is euro 0.522 per share which was paid as an interim dividend in September 2011. The balance of euro 0.52 per share (euro 1.04 per ADR) is payable to shareholders on May 24, 2012, the ex-dividend date being May 21, 2012.

The review of sustainability performance in 2011 has been included in the Annual Report to provide a comprehensive insight into the Company’s business model by highlighting the connections existing between the financial and sustainability constituents of the Company’s strategies and results. The information has been integrated into management’s operating and financial review of the 2011 Annual Report and by complementing the financial statements through inclusion of the consolidated sustainability statement. Eni is engaged in the integrated reporting process, through the participation in the Pilot Programme launched by the International Integrated Reporting Committee.

The 2011 Annual Report was submitted to the Board of Statutory Auditors and Eni’s independent auditors. In accordance with the provisions of the Legislative Decree No. 58/1998 (the Italian comprehensive code for exchanges and securities), the 2011 Annual Report will be made available to the public by April 5, 2012 at the Company's headquarter and on Eni’s website eni.com and through modalities provided by the regulation in force, together with statutory and independent auditors’ reports.

Enclosed are the 2011 IFRS consolidated statements of Eni’s group of companies as included in the approved Annual Report and the statements of the parent company Eni SpA.
The Board of Directors also approved the Report on Corporate Governance and Shareholding Structure and the Remuneration Report which have been prepared in accordance to Article No. 123-bis and ter of the Italian comprehensive code for exchanges and securities, respectively. These reports will be filed with the Italian Exchange Authority and published on Eni’s website, in the "Corporate Governance" and "Investor Relations" section, together with the 2011 Annual Report.

Convening of the Annual Shareholders’ Meeting on April 30 and May 8, 2012 and of extraordinary Shareholders’ Meeting on April 30, May 7 and May 8, 2012
The Board of Directors convened the Annual Shareholders’ Meeting on April 30 and May 8, 2012, on first and second call respectively, to approve the 2011 financial statements of the parent company and the dividend proposal. The Annual Shareholders’ Meeting was also convened to express its consultative vote about the remuneration policy that the Company intends to adopt in 2012 as

__________________

(1)	The press release on Eni’s preliminary results for the year 2011, published on February 15, 2012, is available on Eni’s website, eni.com, section Investor Relations.
(2)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

disclosed in the first section of the Remuneration Report. Finally, the Board of Directors has called an extraordinary Shareholders’ Meeting on April 30, May 7 and May 8, 2012, on first, second and third call respectively, to approve certain changes in Eni’s by-laws required to incorporate some of the regulatory changes introduced by Law No. 120 of July 12, 2011 related to gender parity in administration and control bodies of listed companies.

Eni’s Chief Financial Officer, Alessandro Bernini, in his capacity as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that the data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

* * *

Eni’s Chief Financial Officer, Alessandro Bernini, in his capacity as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39-0659821 - Fax: +39-0659822141

* * *

This press release is also available on the Eni web site eni.com.

Attachment

IFRS Consolidated Financial Statement

PROFIT AND LOSS ACCOUNT

(euro million)

2010	2011

REVENUES
Net sales from operations	98,523	109,589
Other income and revenues	956	933
Total revenues	99,479	110,522

OPERATING EXPENSES
Purchases, services and other	69,135	79,191
- of which non-recurring charge	(246)	69
Payroll and related costs	4,785	4,749
OTHER OPERATING (EXPENSE) INCOME	131	171

DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	9,579	9,318

OPERATING PROFIT	16,111	17,435

FINANCE INCOME (EXPENSE)
Finance income	6,117	6,379
Finance expense	(6,713)	(7,396)
Derivative financial instruments	(131)	(112)
	(727)	(1,129)

INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	537	544
Other gain (loss) from investments	619	1,627
	1,156	2,171

PROFIT BEFORE INCOME TAXES	16,540	18,477
Income taxes	(9,157)	(10,674)
Net profit	7,383	7,803

Attributable to:
- Eni's shareholders	6,318	6,860
- Non-controlling interest	1,065	943
	7,383	7,803

Earnings per share attributable to Eni's shareholders (euro per share)
Basic	1.74	1.89
Diluted	1.74	1.89

BALANCE SHEET

(euro million)

Dec. 31, 2010	Dec. 31, 2011

ASSETS
Current assets
Cash and cash equivalents	1,549	1,500
Other financial assets held for trading or available for sale	382	262
Trade and other receivables	23,636	24,595
Inventories	6,589	7,575
Current tax assets	467	549
Other current tax assets	938	1,388
Other current assets	1,350	2,326

	34,911	38,195
Non-current assets
Property, plant and equipment	67,404	73,578
Inventory - compulsory stock	2,024	2,433
Intangible assets	11,172	10,950
Equity-accounted investments	5,668	5,843
Other investments	422	399
Other financial assets	1,523	1,578
Deferred tax assets	4,864	5,514
Other non-current receivables	3,355	4,225
	96,432	104,520

Assets held for sale	517	230
TOTAL ASSETS	131,860	142,945

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	6,515	4,459
Current portion of long-term debt	963	2,036
Trade and other payables	22,575	22,912
Income taxes payable	1,515	2,092
Other taxes payable	1,659	1,896
Other current liabilities	1,620	2,237

	34,847	35,632
Non-current liabilities
Long-term debt	20,305	23,102
Provisions for contingencies	11,792	12,735
Provisions for employee benefits	1,032	1,039
Deferred tax liabilities	5,924	7,120
Other non-current liabilities	2,194	2,900

	41,247	46,896
Liabilities directly associated with assets held for sale	38	24
TOTAL LIABILITIES	76,132	82,552

SHAREHOLDERS’ EQUITY
Non-controlling interest	4,522	4,921
Eni shareholders’ equity:
Share capital	4,005	4,005
Reserve related to cash flow hedge net of tax effect	(174)	49
Other reserves	49,624	53,195
Treasury shares	(6,756)	(6,753)
Interim dividend	(1,811)	(1,884)
Net profit	6,318	6,860
Total Eni shareholders’ equity	51,206	55,472
TOTAL SHAREHOLDERS’ EQUITY	55,728	60,393
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	131,860	142,945

STATEMENT OF CASH FLOWS

(euro million)

2010	2011

Net profit of the year	7,383	7,803
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization	8,881	8,297
Impairment of tangible and intangible assets, net	698	1,021
Share of loss of equity-accounted investments	(537)	(544)
Gain on disposal of assets, net	(552)	(1,170)
Dividend income	(264)	(659)
Interest income	(96)	(101)
Interest expense	571	737
Income taxes	9,157	10,674
Other changes	(39)	331
Changes in working capital:
- inventories	(1,150)	(1,422)
- trade receivables	(1,918)	(369)
- trade payables	2,770	161
- provision for contingencies	588	122
- other assets and liabilities	(2,010)	(668)
Cash flow from changes in working capital	(1,720)	(2,176)
Net change in provisions for employee benefits	21	(10)
Dividends received	799	997
Interest received	126	100
Interest paid	(600)	(893)
Income taxes paid, net of tax receivables received	(9,134)	(10,025)
Net cash provided by operating activities	14,694	14,382
Investing activities:
- tangible assets	(12,308)	(11,658)
- intangible assets	(1,562)	(1,780)
- consolidated subsidiaries and businesses	(143)	(115)
- investments	(267)	(245)
- securities	(50)	(62)
- financing receivables	(866)	(715)
- change in payables and receivables in relation to investments and capitalized depreciation	261	379
Cash flow from investments	(14,935)	(14,196)
Disposals:
- tangible assets	272	154
- intangible assets	57	41
- consolidated subsidiaries and businesses	215	1,006
- investments	569	711
- securities	14	128
- financing receivables	841	695
- change in payables and receivables in relation to disposals	2	243
Cash flow from disposals	1,970	2,978
Net cash used in investing activities	(12,965)	(11,218)

STATEMENT OF CASH FLOWS (continued)

(euro million)

2010	2011

Proceeds from long-term debt	2,953	4,474
Repayments of long-term debt	(3,327)	(889)
Increase (decrease) in short-term debt	2,646	(2,481)
	2,272	1,104
Net capital contributions by non-controlling interest		26
Purchase of treasury shares		3
Purchase of treasury shares different from Eni SpA	37	17
Acquisition of additional interests in consolidated subsidiaries		(126)
Dividends paid to Eni’s shareholders	(3,622)	(3,695)
Dividends paid by consolidated subsidiaries to non-controlling interest	(514)	(552)
Net cash used in financing activities	(1,827)	(3,223)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(7)
Effect of exchange rate changes on cash and cash equivalents and other changes	39	17
Net cash flow for the period	(59)	(49)
Cash and cash equivalents - beginning of the period	1,608	1,549
Cash and cash equivalents - end of the period	1,549	1,500

Eni SpA Financial Statement

PROFIT AND LOSS ACCOUNT

(euro million)

2010	2011

REVENUES
Net sales from operations	35,251	45,492
Other income and revenues	273	278
Total revenues	35,524	45,770

OPERATING EXPENSES
Purchases, services and other	(32,950)	(43,846)
- of which non-recurring charge	270
Payroll and related costs	(1,218)	(1,056)
OTHER OPERATING (EXPENSE) INCOME	4	115

DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(923)	(1,277)

OPERATING PROFIT	437	(294)

FINANCE INCOME (EXPENSE)
Finance income	3,548	3,783
Finance expense	(3,739)	(4,247)
Derivative financial instruments	69	208
	(122)	(256)

INCOME (EXPENSE) FROM INVESTMENTS	5,943	4,789
- of which non-recurring charge	(24)

PROFIT BEFORE INCOME TAXES	6,258	4,239
Income taxes	(79)	(26)
NET PROFIT	6,179	4,213
Basic earnings per share (euro per share)	1.71	1.16

BALANCE SHEET

(euro million)

Dec. 31, 2010	Dec. 31, 2011

ASSETS
Current assets
Cash and cash equivalents	427	354
Trade and other receivables	15,001	19,862
Inventories	1,906	2,324
Current tax assets	244	316
Other current tax assets	224	413
Other current assets	706	1,396

	18,508	24,665
Non-current assets
Property, plant and equipment	6,161	6,402
Inventory - compulsory stock	1,957	2,441
Intangible assets	994	1,037
Investments	31,924	31,772
Other financial assets	10,795	10,412
Deferred tax assets	2,046	2,315
Other non-current receivables	1,994	2,977

	55,871	57,356
Assets held for sale	6
TOTAL ASSETS	74,385	82,021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	5,829	5,874
Current portion of long-term debt	558	2,024
Trade and other payables	6,581	9,844
Income taxes payable	75
Other taxes payable	1,086	1,213
Other current liabilities	980	1,321

	15,109	20,276
Non-current liabilities
Long-term debt	18,338	21,016
Provisions for contingencies	3,574	2,776
Provisions for employee benefits	306	285
Other non-current liabilities	2,334	2,413

	24,552	26,490
TOTAL LIABILITIES	39,661	46,766
SHAREHOLDERS’ EQUITY
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves	32,148	34,715
Net profit	6,179	4,213
Interim dividend	(1,811)	(1,884)
Treasury shares	(6,756)	(6,753)
TOTAL SHAREHOLDERS’ EQUITY	34,724	35,255
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	74,385	82,021

Eni: Board of Directors approves bond issue

San Donato Milanese (Milan), March 15, 2012 - Eni's Board of Directors this morning approved the issue of one or more bonds, to be placed with institutional investors, with a value of up to a maximum amount of 3 billion euro, or its equivalent in other currencies, by March 15, 2013.

The bonds will enable Eni to maintain a well-balanced financial structure, in terms of short term and medium/long-term debt, and may be listed on regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: amendments to 2012 financial calendar

San Donato Milanese (Milan) March 15, 2012 - Eni announces that the meeting of the Board of Directors convened for the distribution of an interim dividend for the year 2012, which was scheduled for September 13, 2012, has been postponed to September 20, 2012.

The related press release will be issued on September 20, 2012 after the meeting of the Board.

Moreover an Extraordinary Meeting has been scheduled for April 30, May 7, and May 8, 2012, on first, second and third call respectively for the approval of changes to the by-laws necessary to comply with the Law No. 120 of July 12, 2011, on the gender balance on the boards of listed companies.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni announces its 2012-2015 Strategic Plan

  E&P: high growth in production; > 3% CAGR to 2015
  G&P: market consolidation in key segments with gradual recovery of margins
  R&M: revival of efficiency and optimization program. Targeting EBIT improvement of euro 550m by 2015
  Chemicals: refocusing on specific products with high added value; targeting EBIT improvement of > euro 400m by 2015
  Sound financial position and sustainable dividend

London, March 15, 2012 - Paolo Scaroni, CEO of Eni, today presents the company’s 2012-2015 Strategic Plan to the financial community.

In the new plan, Eni confirms high production growth, supported by continued success in the exploration program, the strengthening of its leadership in Italian and European gas markets, an ambitious cost reduction program aimed at recovering profitability in R&M, and a restructuring program for the chemical division aimed at a return to profitability.

Exploration & Production

Eni confirms its strategy of production growth, raising its average annual target to over 3% in the 2012- 2015 period. This is based on a scenario of higher oil prices ($90/bbl in 2012 and 2013 and $85/bbl in 2014 and 2015).

Eni’s growth strategy is founded on organic development, thanks to the significant contribution coming from five key areas – Russia (Yamal), the Barents Sea, Kazakhstan,

Venezuela and the sub-Saharan region - and the rapid recovery of Libyan production to pre-crisis levels.

Over the plan period, the main projects due to come onstream will add 700 kboe/d of production, 80% of which will come from giant projects characterized by a steady and long-lasting production plateau.

Beyond the plan period, production growth will be supported by the ramp-up of giants already onstream and new start-ups, such as full field Junin 5 and Perla in Venezuela, Skrugard-Havis in the Barents Sea and the recent discovery in Mozambique. Our portfolio of development projects enables us to forecast a CAGR of 3% between 2015 and 2021.

Gas & Power

Eni has finalized the contractual renegotiations with its main suppliers, including Sonatrach and Gazprom, improving its costs and contractual flexibility.

The outlook for supply in the European gas market is challenging in the short term with spot gas prices expected to be lower than those for oil-linked contracts. This scenario will continue to cause competitive pressure in the market.

This situation is expected to gradually improve in the medium to long term: the increase in demand, driven by economic recovery and the increase in consumption of gas for fuel, in conjunction with the decrease in supply, will contribute to a recovery in the European gas scenario.

Eni’s diversified portfolio of supply contracts represents a strong competitive advantage that positions it well for the challenging short term scenario and will allow Eni to seize opportunities to enhance profits in the medium to long term.

For 2015, Eni is targeting an increase in sales to European business and retail customers of 18% and 28% respectively.

Refining & Marketing

The demand for Refining & Marketing products is expected to be stable or declining for the duration of the plan due to the persistent over-capacity in refining around the world, and in the Mediterranean basin in particular.

In Refining, Eni will increase the flexibility of its plants; optimizing the production cycles, reducing costs and exploiting its proprietary technology. The launch of the EST technology plant at the Sannazzaro refinery is expected by the end of 2012.

In Marketing, Eni will improve results thanks to new premium products, the re-branding of its distribution network, the complete automation of some petrol stations and the expansion of non-oil activities.

Eni is targeting an EBIT improvement of euro 550 million for 2015.

Chemicals

The scenario for basic chemicals in Europe is characterized by increasing pressure on prices. Eni’s strategy will be focused on high value-added products, with a growth target for sales in this segment of 50%, including the investment in plant conversions. Among these is the Matrica project, a joint venture with Novamont, which will create in Porto Torres (in Sardinia) one of the biggest biochemical plants in the world.

Eni is committed to the expansion of its emerging markets activities through strategic partnerships and will continue to promote initiatives to improve the efficiency of its plants and processes.

The expected EBIT improvement for Chemicals is over euro 400 million by 2015.

Capex plan and efficiency program

Eni plans to make euro 59.6 billion of investments over the 2012-2015 period.

Over 75% of investments are related to upstream activities, in particular the development of projects such as Zubair, Junin 5, Perla, Goliat and Kashagan, that will sustain production growth over the plan period and beyond.

With respect to efficiency, Eni is relaunching its targets for cost reduction. In the four-year plan, euro 1.6 billion of savings will be achieved. From 2004 to date, our total savings were euro 5 billion. This objective will be achieved through procurement optimization, a further streamlining of logistics and downstream operations, as well as increased labour efficiencies.

The targets of the strategic plan do not take into account the impact of the deconsolidation of Snam which will take place over the course of the plan as the timing and structure of the separation has not yet been decided upon.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Notice of Shareholders' Meeting

Shareholders of Eni S.p.A. (hereinafter "Eni" or "Company") are hereby invited to attend the Ordinary Shareholders' Meeting, which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, pedestrian entrance on Passeggiata del Giappone, on April 30, 2012 at 10:00 a.m. (CET) on first call and, if necessary, on May 8, 2012, on second call, respectively, and the Extraordinary Shareholders’ Meeting, which will be held on April 30, 2012 on first call and, if necessary, on May 7 and 8, 2012, at the same time and location, on second and third call, respectively, to discuss and deliberate on the following:

Agenda

Ordinary Part

  Eni Financial statements at December 31, 2011. Related deliberations. Eni Consolidated Financial Statements at December 31, 2011. Reports of the Directors, of the Board of Statutory Auditors and of the Audit Firm.
  Allocation of net profit.
  Remuneration report: policy on remuneration.

Extraordinary Part

  Amendments to the By-laws articles 17 and 28 and addition of the new article 34.

Right to attend and to vote at the Shareholders' Meeting
Pursuant to Article 83-sexies of Italian Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter "T.U.F.") and Article 13.2 of the By-laws, the right to attend the Shareholders’ Meeting applies to those on behalf of whom the intermediary - authorized pursuant to applicable regulations - has sent to the Company the statement certifying the ownership of the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on first call (April 19, 2012 - record date). The statement must be received by Eni by the end of the third trading day (April 25, 2012) prior to the date scheduled for the first call of the Shareholders’ Meeting. The right to attend and to vote in the Shareholders’ Meeting still remains even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become shareholders only after the record date shall not be entitled to attend and to vote at the Shareholders' Meeting. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or expence aimed at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, shareholders holding shares not yet in dematerialized form, shall previously deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System, and shall then request the above-mentioned statement of attendance.

Right to ask questions prior to the Shareholders' Meeting
Pursuant to Article 127-ter of the T.U.F., shareholders may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company within April 27, 2012; the Company does not guarantee an answer to the questions received after that date. The questions may be sent by mail at the following address:

Eni S.p.A.
Segreteria Societaria (Domande Assemblea 2012)
Piazzale Enrico Mattei, 1
00144 Rome – Italy

by fax addressed to the Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, by e-mail at the address segreteriasocietaria.azionisti@eni.com, or through the appropriate section of the Company’s website. The interested parties must provide the information and documentation certifying the entitlement to the right, in compliance with the procedures specified in the website. Questions received within the aforementioned deadline shall be answered at the latest during the Shareholders’ Meeting. The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in "question and answer" form in the appropriate section of the Company’s Internet website.

Integration of the agenda of the Shareholders' Meeting
Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, the Shareholders who, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda. The request shall contain the matters to be proposed to the Shareholders’ Meeting. The requests must be submitted in writing and addressed to the Company’s registered office by recorded delivery letter with advice of delivery. Moreover, a report on the proposed issues must be presented by the shareholders requesting integration of the agenda, within the same deadline. Any further information is available on the Company’s Internet website.

How to vote by proxy
Pursuant to Article 135-novies of the T.U.F. and Article 14.1 of the By-laws, parties entitled to vote may appoint a representative in the Shareholders’ Meeting, in the manner specified by the law. The proxy may be notified to the Company by mail, at the following address:

Eni S.p.A.
Segreteria Societaria (Delega Assemblea 2012)
Piazzale Enrico Mattei, 1
00144 Rome – Italy

by fax to the Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, or through the appropriate section of the Company’s Internet website, according to the procedures specified therein. The proxy and related voting instructions can be revoked at any time. A proxy form is available on the Company’s Internet website and at the Company’s registered office.

Shareholders’ Representative designated by the Company
Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Studio Legale Trevisan & Associati as the representative to whom shareholders may confer the proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy must be conferred by signing the related proxy form available on the Company’s Internet website or at the Company’s registered office. The form must be mailed to the following address and received within April 26, 2012:

Studio Legale Trevisan & Associati
Viale Majno n. 45
20122 Milan – Italy

The proxy and related voting instructions can be revoked within the above-mentioned deadline. The proxy shall not be valid for proposals for which no voting instructions have been provided.
For any further information, please visit the Company’s website. Shareholders’ Representative is available for further clarifications at toll-free number 800 134 679 and at the e-mail address info@rappresentante-designato.it.

How to vote by mail
Pursuant to Article 127 of the T.U.F. and Article 14.3 of the By-laws, voting may also be exercised by mail in accordance with the applicable regulations.
The "Vote by Mail Form", which will be available on the Company's website or at the Company’s registered office, may also be mailed by the Corporate Secretary’s Office to any Shareholders who request it, together with the relative envelope. The "Vote by Mail Form" – duly filled in and signed – must be mailed to the Corporate Secretary’s Office at the following address, and received within the day before the Shareholders’ Meeting:

Eni S.p.A.
Segreteria Societaria
(Voto per corrispondenza Assemblea 2012)
Piazzale Enrico Mattei, 1
00144 Rome – Italy

For those who wish to use the voting form available on the website, the related procedure for sending the form is specified on the website. Voting forms received after the fixed deadline or lacking the relative signature, shall not be counted in the initial or the voting quorum of the Shareholders’ Meeting. The vote by mail is exercised directly by the owner of the voting right and is expressed separately for each of the deliberations proposed. The vote may be revoked by written statement notified to the

Company at least the day before the Shareholders’ Meeting, or following an express statement issued by the interested party during the course of the Shareholders’ Meeting.

Information regarding ADRs holders
Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in Eni ADRs register of The Bank of New York Mellon, ADRs Depositary, by March 26, 2012 will be entitled to participate in the Meeting, delegate the exercise of their voting right or to exercise votes by mail, after having complied with the deposit and registration requirements contained in Eni ADR Deposit Agreement; also Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to The Bank of New York Mellon.

Request for information and Internet website of the Company
Any further information related to the Shareholders’ Meeting and, in particular, on the procedures for exercising rights, can be obtained by visiting the Company’s website - www.eni.com - or by writing to the email address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers are active:

  Toll-Free Number: 800 940 924 – from Italy only.
  Toll-Free Number: + 800 112 234 56 – from outside Italy.
  Fax number: +39 06 598 22 233.

Information documents
The documentation relative to the items on the agenda, the full texts of the deliberation proposals - together with the explanatory reports specified the applicable legislation - and the other information specified in Article 125-quater of the T.U.F., will be available to the public - in accordance with the terms of the law - at the Company’s registered office, at Borsa Italiana S.p.A. and on the Company’s website.

***

Any experts, financial analysts and journalists who wish to be present at the Shareholders’ Meeting must submit an appropriate request – by mail or fax at +39 06 598 22 233 – to be received by the Eni Corporate Secretary’s Office (Segreteria Societaria) within April 27, 2012.
Those who are entitled to attend the Shareholders’ Meeting are invited to arrive before the scheduled starting time of the Meeting, so as to facilitate admission procedures; registration operations shall be performed at the venue of the Shareholders’ Meeting starting from 9:00. With regard to the composition of the Company’s shareholding structure, the ordinary and the extraordinary session of the Shareholders’ Meeting is likely to be held on May 8, 2012.

The Chairman of the Board of Directors

Giuseppe Recchi

Published on March 22, 2012

ENI S.P.A.

ORDINARY SHAREHOLDERS’ MEETING ON APRIL 30 AND MAY 8, 2012
ON FIRST AND SECOND CALL, RESPECTIVELY
EXTRAORDINARY SHAREHOLDERS’ MEETING ON APRIL 30, MAY 7 AND 8, 2012
ON FIRST, SECOND AND THIRD CALL, RESPECTIVELY

REPORT OF THE BOARD OF DIRECTORS
ON THE ITEMS OF THE AGENDA

The Italian text prevails over the translation into English

Published on March 22, 2012

ENI S.P.A.

ORDINARY SHAREHOLDERS’ MEETING ON APRIL 30 AND MAY 8, 2012
ON FIRST AND SECOND CALL, RESPECTIVELY
EXTRAORDINARY SHAREHOLDERS’ MEETING ON APRIL 30, MAY 7 AND 8, 2012
ON FIRST, SECOND AND THIRD CALL, RESPECTIVELY

REPORT OF THE BOARD OF DIRECTORS
ON THE ITEMS OF THE AGENDA

ORDINARY MEETING

ITEM 1
ENI FINANCIAL STATEMENTS AT DECEMBER 31, 2011.
RELATED DELIBERATIONS.
ENI CONSOLIDATED FINANCIAL
STATEMENTS AT DECEMBER 31, 2011.
REPORTS OF THE DIRECTORS, OF THE BOARD OF STATUTORY
AUDITORS AND OF THE AUDIT FIRM.

Dear Shareholders,
the document "Annual Report at 31 December 2011" of Eni S.p.A., available at the Company’s registered offices, on the Company’s website and at Borsa Italiana S.p.A. (the Italian Stock Exchange), includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, jointly with the Directors’ report and the statement pursuant to Article 154-bis, paragraph 5 of the Legislative Decree No. 58 issued on February 24, 1998 (Consolidated Law on Finance, hereinafter "T.U.F."). Reports of the Audit Firm and of the Board of Statutory Auditors are fully available to the public together with the Annual Report.

Reference is therefore made to these documents.

You are invited to approve the financial statements at December 31, 2011 of Eni S.p.A. which report net profit amounting to 4,212,687,003.27 euro.

ITEM 2

ALLOCATION OF NET PROFIT

Dear Shareholders,

in relation to the results achieved, the Board of Directors proposes that you resolve as follows:

Published on March 22, 2012

-	the allocation of the profit for the period of 4,212,687,003.27 euro, of which 2,328,880,900.91 euro remains following the distribution of the 2011 interim dividend of 0.52 euro per share resolved by the Board of Directors on September 8, 2011, as follows:
•	to Shareholders as dividend 0.52 euro per share owned and outstanding at the coupon detachment date, excluding treasury shares in portfolio on that date, completing payment of the dividend for the financial year 2011; the total dividend per share for financial year 2011 therefore amounts to 1.04 euro;
•	to the legal Reserve the amount remaining following the distribution of the proposed dividend;
-	the balance of the 2011 dividend payable starting from May 24, 2012, with coupon detachment set for May 21, 2012.

ITEM 3

REMUNERATION REPORT: POLICY ON REMUNERATION

Dear Shareholders,

the Remuneration report has been set on the basis of Article 123-ter of the T.U.F. and of Article 84-quater of the Regulation implementing the T.U.F. (adopted by Consob under resolution No. 11971 of May 14, 1999), added by Consob resolution No. 18049 of December 23, 2011.

According to the sixth paragraph of Article 123-ter of the T.U.F., the Shareholders’ Meeting shall resolve in favour or against the section of the Remuneration report regarding the company's policy on the remuneration of board directors, general managers and executives with strategic responsibilities and the procedures used to adopt and implement this policy. The resolution is not binding.

Please refer to the Remuneration report approved by the Board of Directors on March 15, 2012 and available to the public in accordance with the terms and the procedures of the law.

You are invited to resolve in favour of the first section of the Remuneration report regarding the company's policy on the remuneration of board directors, general managers and executives with strategic responsibilities and the procedures used to adopt and implement this policy.

EXTRAORDINARY MEETING

ITEM 1

AMENDMENTS TO THE BY-LAWS ARTICLES 17 AND 28 AND ADDITION OF THE NEW ARTICLE 34

Dear Shareholders,

Law No. 120 issued on July 12, 2011 containing "Amendments to the Legislative Decree No. 58 issued on February 24, 1998 (Consolidated Law on Finance) concerning

Published on March 22, 2012

the gender balance on the governing and auditing bodies of companies listed in regulated markets", introduced paragraph 1-ter of Article 147-ter, with regard to members of boards of directors, and paragraph 1-bis of Article 148, referring to members of boards of statutory auditors, into the T.U.F.

These new rules establish that listed companies must specify an allotment criterion in their by-laws that ensures gender balance in the corporate boards’ composition. Specifically, the less-represented gender must obtain, in the first upcoming term of office, at least one-fifth of the positions of director and standing auditor, and at least one-third of such positions in the subsequent two terms, starting from the first renewal of the corporate bodies after August 12, 2012.

On February 8, 2012, Consob, by its resolution No. 18098, issued measures implementing the provisions concerning listed companies, amending the Regulation concerning the discipline of Issuers with the addition of Article 144-undecies.1.

This provision sets out the principles that corporate by-laws must follow to ensure that the genders are represented in a balanced way within corporate bodies, in the renewal and replacement of the individual members during the course of their terms specifying that this gender balance criterion does not apply to slates containing fewer than three candidates. It also establishes that if the application of this criterion results in a decimal number, such number will be rounded up to the next highest whole number. If the company fails to comply with the gender balance provisions, Consob will issue a warning; if the non-compliance continues, Consob will set a deadline of three months to the company to comply, levying a fine for non-compliance. Any further non-compliance will result in the members’ loss of their position.

Eni’s By-laws govern the appointment and composition of the Board of Directors and Board of Statutory Auditors in Articles 17 and 28, respectively.

Therefore, the Board of Directors proposes the following amendments to the Shareholders’ Meeting:
-	in line with the Consob provisions, slates that contain three or more candidates must include candidates of both genders, giving to the majority slates a higher burden, in order to ensure compliance with the law, when the required minimum number of the less-represented gender is odd (three directors or one auditor) (Articles 17.3 and 28.2);
-	if the slate-voting mechanism does not ensure the minimum gender quota provided for by law, it will be used an impartial mechanism, based on the quotients of votes received by the candidates, to select those members of the over-represented gender to be replaced by persons of the less-represented gender, who are in the same slate, if any, or chosen by the Shareholders' Meeting (Articles 17.3, letter c-bis) and 28.2);
-	for the purpose of consistency, an analogous mechanism shall be used to ensure the minimum number of independent directors as required by the By-laws, amending the current system (Article 17.3, letter c);
-	furthermore, it is proposed to make clear that the gender-balance rules will be also applied when Directors are replaced during the course of their term (Article 17.5). As to members of the Board of Statutory Auditors (Article 28.2), if replacement with an alternate Statutory Auditor results in non-compliance with the gender-balance rules, the Shareholders’ Meeting shall be called as soon as possible to approve the necessary resolutions (Article 28.2);

Published on March 22, 2012

-	finally, it is proposed to add a new article, Article 34, to the By-laws, which limits the application of the gender-balance rules to the subsequent three elections of the corporate bodies, in line with the regulations.

The Board believes that the proposed amendments to the By-laws do not trigger the right of withdrawal of Shareholders, pursuant to Article 2437 of the Italian Civil Code.

Shareholders,

therefore, you are asked
-	to approve the amendments to Articles 17.3, 17.5 and 28.2 of the By-laws of Eni S.p.A. and the addition of the new Article 34, as set out in the proposed text, presented alongside the current text for comparison;

Current text	Proposed text
ART. 17
17.1 The Company is governed by a Board of Directors consisting of no fewer than three and no more than nine members. The Shareholders’ Meeting shall determine the number within these limits.
The Minister of the Economy and Finance in agreement with the Minister of Economic Development may appoint an additional non-voting Director, pursuant to Article 6.2, letter d), of the By-laws.
17.2 The Directors shall be appointed for a period of up to three financial years; this term shall lapse on the date of the Shareholders’ Meeting convened to approve the financial statements for their last year in office. They may be re-elected.
17.3 The Board of Directors, except for the member appointed pursuant to Article 6.2, letter d) of these By-laws, shall be elected by the Shareholders’ Meeting on the basis of slates presented by	ART. 17
17.1 The Company is governed by a Board of Directors consisting of no fewer than three and no more than nine members. The Shareholders’ Meeting shall determine the number within these limits.
The Minister of the Economy and Finance in agreement with the Minister of Economic Development may appoint an additional non-voting Director, pursuant to Article 6.2, letter d), of the By-laws.
17.2 The Directors shall be appointed for a period of up to three financial years; this term shall lapse on the date of the Shareholders’ Meeting convened to approve the financial statements for their last year in office. They may be re-elected.
17.3 The Board of Directors, except for the member appointed pursuant to Article 6.2, letter d) of these By-laws, shall be elected by the Shareholders’ Meeting on the basis of slates presented by

Published on March 22, 2012

shareholders and by the Board of Directors. The candidates shall be listed on the slates in numerical order.
The slates shall be filed with the Company’s registered office by the twenty-fifth day before the date of the Shareholders’ Meeting at first or single call convened to appoint the members of the Board of Directors. They shall be made available to the public as provided for by law and Consob regulations at least twenty-one days before the date set for the Shareholders’ Meeting at first or single call. Each shareholder may, severally or jointly, submit and vote on a single slate only. Controlling persons, subsidiaries and companies under common control may not submit or participate in the submission of other slates, nor can they vote on them, either directly or through nominees or trustees. As used herein, subsidiaries are those companies referred to in Article 93 of Legislative Decree No. 58 of February 24, 1998. Each candidate may stand on a single slate, on penalty of disqualification. Only those shareholders who, severally or jointly, represent at least 1% of share capital or any other threshold established by Consob regulations shall be entitled to submit a slate. Ownership of the minimum holding needed to submit slates shall be determined with regard to the shares registered to the shareholder on the day on which the slates are filed with the	shareholders and by the Board of Directors. The candidates shall be listed on the slates in numerical order.
The slates shall be filed with the Company’s registered office by the twenty-fifth day before the date of the Shareholders’ Meeting at first or single call convened to appoint the members of the Board of Directors. They shall be made available to the public as provided for by law and Consob regulations at least twenty-one days before the date set for the Shareholders’ Meeting at first or single call. Each shareholder may, severally or jointly, submit and vote on a single slate only. Controlling persons, subsidiaries and companies under common control may not submit or participate in the submission of other slates, nor can they vote on them, either directly or through nominees or trustees. As used herein, subsidiaries are those companies referred to in Article 93 of Legislative Decree No. 58 of February 24, 1998. Each candidate may stand on a single slate, on penalty of disqualification. Only those shareholders who, severally or jointly, represent at least 1% of share capital or any other threshold established by Consob regulations shall be entitled to submit a slate. Ownership of the minimum holding needed to submit slates shall be determined with regard to the shares registered to the shareholder on the day on which the slates are filed with the

Published on March 22, 2012

Company. Related certification may be submitted after the filing, provided that submission takes place by the deadline set for the publication of the slates by the Company.
At least one Director, if there are no more than five Directors, or at least three Directors, if there are more than five, shall satisfy the independence requirements established for the members of the board of statutory auditors of listed companies.
The candidates meeting such independence requirements shall be expressly identified in each slate.
All candidates shall also satisfy the integrity requirements established by applicable law.

Together with the filing of each slate, on penalty of inadmissibility, the following shall also be filed: the curriculum vitae of each candidate, statements of each candidate accepting his/her nomination

Company. Related certification may be submitted after the filing, provided that submission takes place by the deadline set for the publication of the slates by the Company.
At least one Director, if there are no more than five Directors, or at least three Directors, if there are more than five, shall satisfy the independence requirements established for the members of the board of statutory auditors of listed companies.
The candidates meeting such independence requirements shall be expressly identified in each slate.
All candidates shall also satisfy the integrity requirements established by applicable law.
Slates that contain three or more candidates shall include candidates of both genders, as specified in the notice calling the Meeting, in order to comply with the applicable gender-balance legislation. When the number of members of the less-represented gender must, by law, be at least three, the slates competing to appoint the majority of the members of the Board of Directors must include at least two candidates of the less-represented gender.
Together with the filing of each slate, on penalty of inadmissibility, the following shall also be filed: the curriculum vitae of each candidate, statements of each candidate accepting his/her nomination

Published on March 22, 2012

and affirming, under his/her personal responsibility, the absence of any grounds making him/her ineligible or incompatible for such position and that he/she satisfies the aforementioned requirements of integrity and independence (where applicable).
The appointed Directors shall notify the Company if they should no longer satisfy the independence and integrity requirements or if cause for ineligibility or incompatibility should arise.
The Board of Directors shall periodically evaluate the independence and integrity of its members and whether cause for ineligibility or incompatibility has arisen. If the integrity or independence requirements established by applicable legislation should no longer be met by a Director or if cause for ineligibility or incompatibility should have arisen, the Board of Directors shall declare the Director disqualified and replace him/her or shall invite him/her to rectify the situation of incompatibility by a deadline set by the Board itself, on penalty of disqualification.
Directors shall be elected in the following manner:
a) seven-tenths of the Directors to be elected shall be drawn from the slate that receives the most votes of the shareholders in the order in which they appear on the slate, rounded off in the	and affirming, under his/her personal responsibility, the absence of any grounds making him/her ineligible or incompatible for such position and that he/she satisfies the aforementioned requirements of integrity and independence (where applicable).
The appointed Directors shall notify the Company if they should no longer satisfy the independence and integrity requirements or if cause for ineligibility or incompatibility should arise.
The Board of Directors shall periodically evaluate the independence and integrity of its members and whether cause for ineligibility or incompatibility has arisen. If the integrity or independence requirements established by applicable legislation should no longer be met by a Director or if cause for ineligibility or incompatibility should have arisen, the Board of Directors shall declare the Director disqualified and replace him/her or shall invite him/her to rectify the situation of incompatibility by a deadline set by the Board itself, on penalty of disqualification.
Directors shall be elected in the following manner:
a) seven-tenths of the Directors to be elected shall be drawn from the slate that receives the most votes of the shareholders in the order in which they appear on the slate, rounded off in the

Published on March 22, 2012

event of a fractional number to the next lower number;
b) the remaining Directors shall be drawn from the other slates. Said slates shall not be connected in any way, directly or indirectly, to the shareholders who have submitted or voted the slate that receives the largest number of votes. For this purpose, the votes received by each slate shall be divided by one or two or three depending upon the number of Directors to be elected. The quotients, or points, thus obtained shall be assigned progressively to candidates of each slate in the order given in the slates themselves. The candidates of all the slates shall be ranked by the points assigned in single list in descending order. Those who receive the most points shall be elected. In the event that more than one candidate receives the same number of points, the candidate elected shall be the person from the slate that has not hitherto had a Director elected or that has elected the least number of Directors. In the event that none of the slates has yet had a Director elected or that all of them have had the same number of Directors elected, the candidate among all such slates who has received the highest number of votes shall be elected. In the event of equal slate votes and equal points, the entire Shareholders’ Meeting shall vote again and the candidate elected shall be the person who receives a simple majority of	event of a ~~fractional~~ decimal number to the next lowe~~r~~st whole number;
b) the remaining Directors shall be drawn from the other slates. Said slates shall not be connected in any way, directly or indirectly, to the shareholders who have submitted or voted the slate that receives the largest number of votes. For this purpose, the votes received by each slate shall be divided by one or two or three depending upon the number of Directors to be elected. The quotients, or points, thus obtained shall be assigned progressively to candidates of each slate in the order given in the slates themselves. The candidates of all the slates shall be ranked by the points assigned in single list in descending order. Those who receive the most points shall be elected. In the event that more than one candidate receives the same number of points, the candidate elected shall be the person from the slate that has not hitherto had a Director elected or that has elected the least number of Directors. In the event that none of the slates has yet had a Director elected or that all of them have had the same number of Directors elected, the candidate among all such slates who has received the highest number of votes shall be elected. In the event of equal slate votes and equal points, the entire Shareholders’ Meeting shall vote again and the candidate elected shall be the person who receives a simple majority of

Published on March 22, 2012

the votes;
c) if the minimum number of independent Directors required under these By-laws has not been elected following the above procedure, the points to be assigned to the candidates in each slate shall be calculated using the system described at letter b); the independent candidates not yet drawn from the slates pursuant to letters a) and b) above who have the highest number of points shall be elected in order to ensure compliance with the provision of the By-laws concerning the number of independent Directors. The Directors so appointed shall replace the non-independent Directors receiving the lowest number of points. If the number of independent candidates is lower than the minimum number established in these By-laws, the Shareholders’ Meeting shall resolve, with the majorities required by law, to replace the non-independent candidates who received the lowest number of points;	the votes;
c) if the minimum number of independent Directors required under these By-laws has not been elected following the above procedure, the points to be assigned to the candidates ~~in each~~ drawn from the slates shall be calculated ~~using the system described at letter b); the independent candidates not yet drawn from the slates pursuant to letters a) and b) above who have the highest number of points shall be elected in order to ensure compliance with the provision of the By-laws concerning the number of independent Directors. The Directors so appointed shall replace the non-independent Directors receiving the lowest number of points. If the number of independent candidates is lower than the minimum number established in these By-laws, the Shareholders’ Meeting shall resolve, with the majorities required by law, to replace the non-independent candidates who received the lowest number of points;~~ by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidates who do not meet the requirements of independence with the fewest points from among the candidates drawn from all of the slates shall be replaced, starting from the last, by the independent candidates, from the same slate as the replaced candidate

Published on March 22, 2012

(following the order in which they are listed), otherwise by persons meeting the independence requirements appointed in accordance with the procedure set out in letter d). In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of Directors has been drawn or, subordinately, the candidate drawn from the slate receiving the lowest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;
c-bis) if the application of the procedure set out in letters a) and b) does not permit compliance with the gender-balance rules, the points to attribute to each candidate drawn from the slate shall be calculated by dividing the number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced, without prejudice to the compliance with the required minimum number of independent Directors, by the member of the less-represented gender who may be listed (with the next

Published on March 22, 2012

     d) to appoint Directors who for any reason were not appointed pursuant to the above procedure, the Shareholders’ Meeting shall resolve, with the majorities required by law, to ensure that the composition of the Board of Directors complies with applicable law and the By-laws.
     The slate voting procedure shall apply only to the election of the entire Board of Directors.
17.4 The Shareholders’ Meeting may, during the Board's term of office, change the number of members of the Board of Directors, within the limits established in the first paragraph of this Article, and make the related appointments. The terms of Directors so elected shall expire at the	highest ordinal number) on the same slate as the candidate to be replaced, otherwise by a person to be appointed following the procedure set out in letter d). In cases where candidates from different lists have received the same minimum number of points, the candidate from the slate from which the largest number of Directors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced;
     d) to appoint Directors who for any reason were not appointed pursuant to the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, to ensure that the composition of the Board of Directors complies with applicable law and the By-laws.
     The slate voting procedure shall apply only to the election of the entire Board of Directors.
17.4 The Shareholders’ Meeting may, during the Board's term of office, change the number of members of the Board of Directors, within the limits established in the first paragraph of this Article, and make the related appointments. The terms of Directors so elected shall expire at the

Published on March 22, 2012

same time as those of the Directors already in office.
17.5 If, during the year, the office of one or more Directors should be vacated, he/she shall be replaced in accordance with Article 2386 of the Italian Civil Code (with exception of the Director appointed pursuant to Article 6.2 letter d) of these By-laws).

If a majority of the Directors should vacate their offices, the entire Board shall be considered to have resigned, and the Board shall promptly call a Shareholders’ Meeting to elect a new Board.
17.6 The Board may establish internal committees to provide advice and proposals on specific issues.

same time as those of the Directors already in office.
17.5 If, during the year, the office of one or more Directors should be vacated, he/she shall be replaced in accordance with Article 2386 of the Italian Civil Code (with exception of the Director appointed pursuant to Article 6.2 letter d) of these By-laws). In any case, compliance with the required minimum number of independent Directors and the applicable rules concerning gender balance shall not be affected.
If a majority of the Directors should vacate their offices, the entire Board shall be considered to have resigned, and the Board shall promptly call a Shareholders’ Meeting to elect a new Board.
17.6 The Board may establish internal committees to provide advice and proposals on specific issues.
ART. 28
28.1 The Board of Statutory Auditors shall consist of five standing members and two alternate members, chosen from among persons who satisfy the professional and integrity requirements established by the Ministry of Justice Decree No. 162 of March 30, 2000.
Pursuant to the aforementioned decree, the fields closely connected with the business of the Company are: commercial law, business economics and corporate finance.
Similarly, the sectors closely connected	ART. 28
28.1 The Board of Statutory Auditors shall consist of five standing members and two alternate members, chosen from among persons who satisfy the professional and integrity requirements established by the Ministry of Justice Decree No. 162 of March 30, 2000.
Pursuant to the aforementioned decree, the fields closely connected with the business of the Company are: commercial law, business economics and corporate finance.
Similarly, the sectors closely connected

Published on March 22, 2012

with the business of the Company are engineering and geology.
The Statutory Auditors may be appointed as members of the administrative and control bodies of other companies within the limits set by Consob regulations.
28.2 The Board of Statutory Auditors shall be appointed by the Shareholders’ Meeting on the basis of slates presented by shareholders. The candidates shall be listed on the slates in numerical order.

The procedures set out in Article 17.3 and the provisions issued in Consob regulations shall apply to the submission, filing and publication of candidate slates.
Slates shall be divided into two sections: the first containing candidates for appointment as standing Statutory Auditors and the second containing candidates for appointment as alternate Statutory Auditors. At least the first candidate in each section must be entered in the register of auditors and have carried out statutory audit activities for no less than three years.

with the business of the Company are engineering and geology.
The Statutory Auditors may be appointed as members of the administrative and control bodies of other companies within the limits set by Consob regulations.
28.2 The Board of Statutory Auditors shall be appointed by the Shareholders’ Meeting on the basis of slates presented by shareholders. The candidates shall be listed on the slates in numerical order in a number no greater than the number of members of the body to be appointed.
The procedures set out in Article 17.3 and the provisions issued in Consob regulations shall apply to the submission, filing and publication of candidate slates.
Slates shall be divided into two sections: the first containing candidates for appointment as standing Statutory Auditors and the second containing candidates for appointment as alternate Statutory Auditors. At least the first candidate in each section must be entered in the register of auditors and have carried out statutory audit activities for no less than three years.
Slates that, considering both sections together, contain three or more candidates shall include, in the section for standing Statutory Auditors, candidates of both genders, as specified in the notice calling the Shareholders’ Meeting, in order to comply with the

Published on March 22, 2012

Three standing Statutory Auditors and one alternate Statutory Auditor shall be drawn from the slate that receives the majority of votes. The other two standing Statutory Auditors and the other alternate Statutory Auditor shall be appointed using the procedures set out in Article 17.3, letter b) of the By-laws. Said procedures shall be applied separately to each section of the other slates.
The Shareholders’ Meeting shall appoint the Chairman of the Board of Statutory Auditors from among the standing Statutory Auditors appointed in accordance with Article 17.3 letter b) of these By-laws.	applicable gender-balance legislation. If the section for alternate Statutory Auditors on these slates contains two candidates, they must be of different genders. When the number of members of the less-represented gender must, by law, be at least one, such requirement shall apply only to slates competing to appoint the majority of the members of the Board of Statutory Auditors.
Three standing Statutory Auditors and one alternate Statutory Auditor shall be drawn from the slate that receives the majority of votes. The other two standing Statutory Auditors and the other alternate Statutory Auditor shall be appointed using the procedures set out in Article 17.3, letter b) of the By-laws. Said procedures shall be applied separately to each section of the other slates.
The Shareholders’ Meeting shall appoint the Chairman of the Board of Statutory Auditors from among the standing Statutory Auditors appointed in accordance with Article 17.3 letter b) of these By-laws.
Where the application of the procedure set out above does not permit compliance with the gender-balance rules for standing Statutory Auditors, the points to attribute to each candidate drawn from the standing Statutory Auditor sections of the various slates shall be calculated by dividing the

Published on March 22, 2012

number of votes received by each slate by the ordinal number of each of these candidates; the candidate of the over-represented gender with the fewest points from among the candidates drawn from all of the slates shall be replaced by the member of the less-represented gender who may be listed (with the next highest ordinal number) in the standing Statutory Auditor section on the same slate as the candidate to be replaced or, subordinately, in the alternate Statutory Auditor section of the same slate as the candidate to be replaced (in such case, the latter shall take the position of the alternate candidate that replaces him/her). If this does not permit compliance with the gender-balance rules, he/she shall be replaced by a person chosen by the Shareholders’ Meeting with the majority required by law, so as to ensure that the membership of the Board of Statutory Auditors complies with the law and the By-laws. In cases where candidates from different lists have received the same number of points, the candidate from the slate from which the largest number of Statutory Auditors has been drawn or, subordinately, the candidate drawn from the slate receiving the fewest number of votes, or, in the event of a tie vote, the candidate that receives

Published on March 22, 2012

The slate voting procedure shall apply only in case of appointment of the entire Board of Statutory Auditors.
Should a standing Statutory Auditor from the slate that received a majority of the votes be replaced, the replacement shall be the alternate Statutory Auditor from the same slate; should a standing Statutory Auditor from other slates be replaced, the replacement shall be the alternate Statutory Auditor from those other slates.

28.3 Statutory Auditors may be re-elected.
28.4 Subject to prior notification of the Chairman of the Board of Directors, the Board of Statutory Auditors may call Shareholders’ Meetings and meetings of the fewest votes of the Shareholders’ Meeting in a run-off election, shall be replaced.
For the appointment of Statutory Auditors who, for any reason, are not appointed using the above procedures, the Shareholders’ Meeting shall resolve, with the majorities required by law, in such a manner as to ensure that the membership of the Board of Statutory Auditors complies with the law and the By-laws.
The slate voting procedure shall apply only in case of appointment of the entire Board of Statutory Auditors.
Should a standing Statutory Auditor from the slate that received a majority of the votes be replaced, the replacement shall be the alternate Statutory Auditor from the same slate; should a standing Statutory Auditor from other slates be replaced, the replacement shall be the alternate Statutory Auditor from those other slates. If the replacement results in non-compliance with gender-balance rules, the Shareholders’ Meeting shall be called as soon as possible to approve the necessary resolutions to ensure compliance.
28.3 Statutory Auditors may be re-elected.
28.4 Subject to prior notification of the Chairman of the Board of Directors, the Board of Statutory Auditors may call Shareholders’ Meetings and meetings of

Published on March 22, 2012

the Board of Directors. The power to call a meeting of the Board of Directors may be exercised individually by each member of the Board of Statutory Auditors; at least two Statutory Auditors are required to call Shareholders’ Meetings.
The meetings of the Board of Statutory Auditors may be held by video or teleconference on the condition that all of the participants in the meetings can be identified and that all can follow and participate in real time in the discussion of the matters being addressed. The meeting shall be considered duly held in the place where the Chairman and the Secretary are present.	the Board of Directors. The power to call a meeting of the Board of Directors may be exercised individually by each member of the Board of Statutory Auditors; at least two Statutory Auditors are required to call Shareholders’ Meetings.
The meetings of the Board of Statutory Auditors may be held by video or teleconference on the condition that all of the participants in the meetings can be identified and that all can follow and participate in real time in the discussion of the matters being addressed. The meeting shall be considered duly held in the place where the Chairman and the Secretary are present.
ART. 34
34.1 The provisions of Articles 17.3, 17.5 and 28.2 directed to ensure compliance with applicable gender-balance legislation shall apply to the first three elections of the Board of Directors and Board of Statutory Auditors after 12 August 2012.

-	to grant to the Chief Executive Officer the fullest powers so that said officer may, including by delegating powers to others and in accordance with the time limits and procedures provided for by law, execute this resolution, filing the By-laws with the Company Register, and, where appropriate or necessary, make any formal additions, amendments or removals required for the purpose of recording the By-laws with the Company Register.

The Chairman of the Board of Directors

GIUSEPPE RECCHI

Eni: new important success in Mozambique,
Area 4 potential enhanced further with Mamba North East 1 results

San Donato Milanese (Milan), March 26, 2012 - Eni announces a new giant natural gas discovery in Area 4, offshore Mozambique, at the Mamba North East 1 exploration prospect.

The results of this well, drilled in the Eastern part of Area 4, are of special importance since they increase the resource base of Area 4 by at least 10 trillion cubic feet (tcf) of which 8 tcf of these contained in reservoirs exclusively located in Area 4. This new discovery further improves the potential of the Mamba complex in Area 4 offshore Mozambique now estimated at least 40 tcf of gas in place.

Mamba North East 1 is located 50 kilometers off the Capo Delgado coast in a water depth of 1,848 meters and reaches a total depth of 4,560 meters. The well was drilled approximately 15 kilometers north east of the Mamba South 1 giant discovery and 12 kilometers south west of the Mamba North 1 giant discovery.
The discovery well encountered a total of 240 meters of gas pay in multiple high-quality Oligocene and Eocene sands and proved reservoir continuity and pressure communication with Mamba South 1 and Mamba North 1 wells.

During 2012 Eni plans to drill at least another four wells in nearby structures to fully assess the upside potential of the Mamba Complex.
Eni is the operator of Area 4 with a 70-percent participating interest. Co-owners in the area are Galp Energia (10 percent), KOGAS (10 percent) and ENH (10 percent, carried through the exploration phase).

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

ENI AGREES TO SELL 5% OF GALP ENERGIA TO AMORIM ENERGIA
AND EXITS SHAREHOLDERS AGREEMENT

Lisbon, March 29, 2012 - Eni S.p.A. ("Eni") signed agreements today with Amorim Energia B.V. ("Amorim Energia") and Caixa Geral de Depósitos, S.A. ("CGD"), according to which it will sell 5% of Galp Energia SGPS, S.A. ("Galp Energia") to Amorim Energia and, following the sale, will cease to be bound by the shareholders agreement currently in place between the three companies.

Amorim Energia has agreed to purchase the 5% stake in Galp Energia within 150 days.

Additionally, as part of today’s agreements Eni has the right to sell up to 18%, which could potentially increase by 2% if convertible bonds are issued, of the share capital of Galp Energia in the market. CGD has a tag along right in relation to its shareholding of 1% of the share capital of Galp Energia in connection with the sales carried out by Eni.

After the sale of the previously mentioned 18% Eni will also have the right to sell its remaining shares in Galp Energia. In the case of such further sale, Amorim Energia has a call option which gives it the right to purchase, or designate a third party to purchase, up to 5% of the share capital of Galp Energia.

With regards to the sale of the remaining 5.34%, Amorim Energia has a right of first refusal under which it can choose to purchase, or designate a third party to purchase, up to 5.34%, if the call option referred to above has been exercised, or 10.34% if the call option referred to above has not been exercised of the share capital of Galp Energia.

Eni CEO Paolo Scaroni commenting on the agreement said: "I’m very pleased with today’s agreement as it enables us to maximise the value of our holding in Galp with more flexibility. It has been a successful investment for Eni to date and remains a business with attractive exposure to high growth markets. Our focus however is on managing assets as an operator where we believe we can create value for our shareholders".

Galp Energia is Portugal’s oil and gas integrated operator. Eni and Amorim Energia hold respectively a 33.34% stake in the company, CGD has a 1% stake.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com